Item 77(I) - The Board of Directors of the Fund approved, effective
January 1, 2012, the adoption of a shareholder services plan, pursuant to which the Fund pays Cohen & Steers Securities, LLC, the Fund's distributor, a fee at annual rate of up to 0.10% of the Fund's average daily net asset value for shareholder account service and maintenance.